January 8, 2009

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	Form 20-F for Fiscal Year Ended December 31, 2007
Filed April 3, 2008
Comment Letter dated October 29, 2008
File No. 000-50897

Dear Mr. Hiller:

This letter sets forth the responses of Great Panther Resources Limited (the “Company”) to the Staff’s comments relating to the Company’s Form 20-F, contained in your letter dated October 29, 2008. The responses are numbered to correspond to the numbers of the comments in your comment letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1.

We have additional comments in this letter which pertain to various issues associated with the draft amendment you submitted on September 25, 2008, also based on earlier correspondence preceding your decision to amend. When filing your amendment, please ensure that you include updated certifications of your principal officers to comply with Rule 12b-15 of Regulation 12B, applicable by way of General Instruction B(b) to Form 20-F.

RESPONSE:

Please refer to the enclosed, updated draft certifications of our principal officers.

Financial Statements

Audit Opinion

2.

Please obtain and file a revised audit opinion from your auditors, updated in a manner consistent with the guidance in AU §530.07, and with reference to the restatement note that you add to the financial statements.

RESPONSE:

Please refer to the revised audit opinion from our auditors included in the enclosed draft of the financial statements.

Note 2 – Significant Accounting Policies, page 6

(i) Revenue Recognition, page 9

3.

Please expand your disclosure under this heading to clarify your accounting for embedded derivatives associated with sales of concentrate, as described in your response to prior comment 5. We expect your disclosure would reflect your statements that estimates of metal prices used to record the sales are estimated “…using the forward metal prices based upon the expected settlement date,” and “…variations between the price recorded at the shipment date and the actual final price…result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.”

RESPONSE:

The expanded disclosure has been included under this heading in the enclosed black- lined version of the financial statements.

4.

We have read your response to prior comment 5, concerning the amounts associated with treatment and processing conducted by Penoles after your sale of concentrate, which are included in your measures of mineral sales and cost of sales. You state the company “…assumes no risk or obligation associated with the processing services, such risk and obligation rests with Penoles under the sales contract.” You also state “Reporting the net amount retained (gross revenue less processing and treatment fees) appropriately represents revenue earned for concentrate sales (versus gross revenue reporting which represents processed metals sales which the Company does not sell).” In your July 23, 2008 response to comment 7, you also clarified that you neither pay nor receive payment for the value of treatment and processing by Penoles, stating “Treatment and processing fees are deducted by Penoles from the sales proceeds payable by Penoles to the Company, i.e. sales are invoiced net of treatment and transportation charges.”

Given the foregoing, and pursuant to our October 23, 2008 phone conference and subsequent communication from you, we understand that you will be amending your financial statements to eliminate amounts associated with treatment and processing by Penoles which are included in your measures of mineral sales and cost of sales. We believe the appropriate characterization of this correction is to remove activity from your financial statements not representing transactions to which you are a party, rather than reclassification or net reporting. Please modify the explanatory note at the forepart of your draft amendment accordingly.

Please also revise your filing as necessary to address the following points.

(a)

Add a note to your financial statements which describes and sets forth the reasons for the amendment, and which includes a tabulation reconciling the as-previously-reported to restated amounts for each period.

(b)

Revise all corresponding disclosures that appear elsewhere in your filing, including quantifications or narratives indicating that you are incurring these treatment and processing costs (e.g. Selected Financial Data on page 9, C. Primary Mining Properties on page 24, E. Revenues on page 33, Operating and Financial Review and Prospects on page 91).

(c)	Label all tabular information throughout the filing that includes restated amounts as restated in the columnar headings.

RESPONSE:

We have updated our filing to reflect the above. Please refer to the enclosed black-lined versions of the Form 20-F/A1 and financial statements.

Note 18 – Reconciliation Between Canadian and U.S. GAAP, page 33

5.

We note that you begin this section by indicating that you are providing descriptions of differences between Canadian and U.S. GAAP which “…result in material measurement differences…” However, the various sub-points include a discussion of recent accounting pronouncements, some of which you indicate are not expected to result in material differences, and the reconciliation tables.

Please revise your presentation under this heading to differentiate between narratives pertaining to reconciling adjustments and those which relate to other matters. Please also show clear correlation of the various adjustments or differences depicted in the tables with the appropriate supporting narrative, and ensure there is clear quantification of each difference described.

RESPONSE:

We have revised our presentation under this heading to reflect the above in the enclosed black-lined versions of the financial statements and Form 20-F/A1.

(f) Mineral Properties, page 35

6.

We note the revisions you propose in response to prior comment 4, pertaining to your accounting for mineral rights. Please further modify your disclosure to clarify that periodic option payments related to mineral properties are capitalized under U.S. GAAP only when such payments are associated with the acquisition of mineral rights (as defined in EITF 04-2), if true. However, if your accounting under U.S. GAAP differs from this required policy, tell us how your intend to resolve this matter, and submit a quantification of the differences.

RESPONSE:

Periodic option payments related to mineral properties are capitalized under U.S. GAAP only when such payments are associated with the acquisition of mineral rights and amortized over the respective option term. The disclosure under this heading has been modified accordingly in the enclosed black-lined versions of the financial statements and Form 20-F/A1.

7.

We note your disclosure on page 8, stating that as of December 31, 2007, you “…did not have a reliable estimate of reserves and therefore did not use the units-of- production method.” Please expand your disclosure to explain the method utilized in the absence of such estimates, with details sufficient to understand how you determined that you have achieved an appropriate measure for cost of sales. As it appears you are following Canadian guidelines in developing your estimates of resources, please also add a note under this heading to clarify that for U.S. GAAP, you would otherwise be required to calculate DD&A based on measures of reserves, as defined in SEC Industry Guide 7.

RESPONSE:

We have revised our presentation to address the above noted points in the enclosed black-lined versions of the financial statements and Form 20-F/A1.

If you have any further comments or questions regarding this letter, please contact me at 604-638-8956.

Sincerely,

Raakel Iskanius
Chief Financial Officer
Great Panther Resources Limited

Enclosures